Exhibit 99.2 ANNOUNCEMENTS FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a - 16 or 15d - 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom Update - Routine announcements in the period to 16 July 2021

16 July 2021 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to the acquisition of shares by the following Group Executive Committee members, who are also PDMRs, under the Company’s Long Term Performance Plan (‘LTPP’). These awards relate to the 2018 LTPP and are referred to in the Company's 2020/21 Annual Report and Accounts. The awards were conditional on continued employment with the Company and on the satisfaction of the performance conditions approved by the Remuneration Committee, which (after tax on the gross award) must be retained until the shareholding requirement is met, and in any event for Executive Directors two years after receipt. This award is subject to malus and clawback provisions. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of shares in respect of the Long Term Performance Plan (‘LTPP’) 2018 award. c) Price(s) and volume(s) Price(s) Volume(s)

GBP Nil 86,499 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.14 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Sale of shares resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.3043 40,798 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.14 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Jonathan Butterworth 2 Reason for the notification

a) Position/status President, UK Gas Transmission b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of shares in respect of the Long Term Performance Plan (‘LTPP’) 2018 award. c) Price(s) and volume(s) Price(s) Volume(s) GBP Nil 18,704 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.14 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01

b) Nature of the transaction Sale of shares resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.3043 8,822 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.14 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 636274409 b) Nature of the transaction Acquisition of American Depositary Shares (‘ADS’) in respect of the Long Term Performance Plan (‘LTPP’) 2018 award. c) Price(s) and volume(s) Price(s) Volume(s) USD Nil 22,968 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.15 f) Place of the transaction Outside of a Trading Venue 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Sale of ADS resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) USD $64.7811 10,223 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.15

f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Interim Chief Strategy and External Affairs Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of shares in respect of the Long Term Performance Plan (‘LTPP’) 2018 award. c) Price(s) and volume(s) Price(s) Volume(s) GBP Nil 73,492 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.14

f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Sale of shares resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.3043 34,746 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.14 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Badar Khan 2 Reason for the notification a) Position/status President, National Grid US b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc

b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 636274409 b) Nature of the transaction Acquisition of American Depositary Shares (‘ADS’) in respect of the Long Term Performance Plan (‘LTPP’) 2018 award. c) Price(s) and volume(s) Price(s) Volume(s) USD Nil 27,070 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.15 f) Place of the transaction Outside of a Trading Venue 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Sale of ADS resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) USD $64.7811 11,078 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2021.07.15 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Cordi O’Hara 2 Reason for the notification a) Position/status President, National Grid Ventures b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of shares in respect of the Long Term Performance Plan (‘LTPP’) 2018 award. c) Price(s) and volume(s) Price(s) Volume(s) GBP Nil 33,495 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2021.07.14 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Sale of shares resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.3043 15,386 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.14 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive

b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of shares in respect of the Long Term Performance Plan (‘LTPP’) 2018 award. c) Price(s) and volume(s) Price(s) Volume(s) GBP Nil 313,611 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.14 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01

b) Nature of the transaction Sale of shares resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.3043 147,916 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.14 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status President, UK Networks b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of shares in respect of the Long Term Performance Plan (‘LTPP’) 2018 award. c) Price(s) and volume(s) Price(s) Volume(s) GBP Nil 146,621 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.14 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Sale of shares resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.3043 69,155 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.14

f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Terence Sobolewski 2 Reason for the notification a) Position/status Interim President, National Grid New England b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 636274409 b) Nature of the transaction Acquisition of American Depositary Shares (‘ADS’) in respect of the Long Term Performance Plan (‘LTPP’) 2018 award. c) Price(s) and volume(s) Price(s) Volume(s) USD Nil 4,644 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2021.07.15 f) Place of the transaction Outside of a Trading Venue 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Sale of ADS resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) USD $64.7811 1,414 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.15 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name David Wright 2 Reason for the notification a) Position/status Group Chief Engineer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of shares in respect of the Long Term Performance Plan (‘LTPP’) 2018 award. c) Price(s) and volume(s) Price(s) Volume(s) GBP Nil 15,791 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.14 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Sale of shares resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.3043 7,448 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2021.07.14 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Rudolph Wynter 2 Reason for the notification a) Position/status President, National Grid New York b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 636274409 b) Nature of the transaction Acquisition of American Depositary Shares (‘ADS’) in respect of the Long Term Performance Plan (‘LTPP’) 2018 award. c) Price(s) and volume(s) Price(s) Volume(s) USD Nil 5,438

d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.15 f) Place of the transaction Outside of a Trading Venue 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Sale of ADS resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) USD $64.7811 2,086 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.15 f) Place of the transaction Outside of a Trading Venue

8 July 2021 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.3737 16 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2021.07.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Jonathan Butterworth 2 Reason for the notification a) Position/status President, UK Gas Transmission b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.3737 16 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2021.07.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Interim Chief Strategy and External Affairs Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.3737 14 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2021.07.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.3737 16 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2021.07.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status President, UK Networks b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s)

GBP 9.3737 16 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name David Wright 2 Reason for the notification a) Position/status Group Chief Engineer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s)

Price(s) Volume(s) GBP 9.3737 14 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.07 f) Place of the transaction London Stock Exchange (XLON)

2 July 2021 National Grid plc ('National Grid' or 'Company') Notification of Transaction of Persons Discharging Managerial Responsibilities ('PDMR’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to the National Grid US Employee Stock Purchase Plan (‘ESPP’) monthly purchase on behalf of a PDMR. The relevant FCA notification is set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Monthly purchase of securities under the National Grid US Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $54.441735 34.135209 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.07.01 f) Place of the transaction Outside a trading venue

1 July 2021 National Grid plc ('National Grid' or 'Company') Voting Rights and Capital Update National Grid's registered capital as at 30 June 2021 consisted of 3,814,951,606 ordinary shares, of which, 259,477,211 were held as treasury shares; leaving a balance of 3,555,474,395 shares with voting rights. The figure of 3,555,474,395 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Megan Barnes Head of Company Secretariat

29 June 2021 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to the following Executive Directors and PDMRs being granted awards under the Company's Long Term Performance Plan (‘LTPP’) on 28 June 2021. Each of the LTPP Awards will vest on or after 1 July 2024 and are conditional on continued employment and on the satisfaction of the performance conditions approved by the Remuneration Committee. In addition, as disclosed in the Company's 2020/21 Annual Report and Accounts, Executive Directors are required to retain the after-tax value of any shares under the LTPP award until the shareholding requirement is met, and in any event for two years after receipt. This award is subject to clawback and malus provisions. For further details of the LTPP, please see the Company's 2020/21 Annual Report and Accounts. In accordance with MAR the relevant Financial Conduct Authority notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan.

c) Price(s) and volume(s) Price(s) Volume(s) Nil 218,993 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.28 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Justine Campbell 2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01

b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. c) Price(s) and volume(s) Price(s) Volume(s) Nil 112,051 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.28 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alice Delahunty 2 Reason for the notification a) Position/status President, UK Electricity Transmission b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01

b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. c) Price(s) and volume(s) Price(s) Volume(s) Nil 46,718 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.28 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Doyle 2 Reason for the notification a) Position/status Chief People and Culture Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. c) Price(s) and volume(s) Price(s) Volume(s) Nil 105,847 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.28 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. c) Price(s) and volume(s) Price(s) Volume(s) Nil 26,617 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.28 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Badar Khan 2 Reason for the notification a) Position/status President, National Grid US b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. c) Price(s) and volume(s) Price(s) Volume(s) Nil 35,832 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.28 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Cordi O’Hara 2 Reason for the notification a) Position/status President, National Grid Ventures b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc

b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. c) Price(s) and volume(s) Price(s) Volume(s) Nil 91,247 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.28 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. c) Price(s) and volume(s) Price(s) Volume(s) Nil 398,568 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.28 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name David Wright 2 Reason for the notification a) Position/status Group Chief Engineer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. c) Price(s) and volume(s) Price(s) Volume(s) Nil 31,168 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.28 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Rudolph Wynter 2 Reason for the notification a) Position/status President, National Grid New York b) Initial notification /Amendment Initial notification

3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. c) Price(s) and volume(s) Price(s) Volume(s) Nil 21,774 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.28 f) Place of the transaction Outside of a Trading Venue

21 June 2021 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (MAR) and relates to the following Executive Directors and PDMRs being granted awards under the Company's Annual Performance Plan (APP) on 15 June 2021, which relates to a percentage of the award for 2020/21 being paid in shares, and which (after tax on the gross award) must be retained until the shareholding requirement is met, and in any event for two years after receipt. This award is subject to clawback and malus provisions. For further details of the APP, please see the Company's 2020/21 Annual Report and Accounts. In accordance with MAR the relevant Financial Conduct Authority (FCA) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2020/21 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s)

GBP 9.2649 17,676 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.15 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Jonathan Butterworth 2 Reason for the notification a) Position/status President, UK Gas Transmission b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2020/21 being paid in shares. c) Price(s) and volume(s)

Price(s) Volume(s) GBP 9.2649 4,817 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.15 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Justine Campbell 2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2020/21 being paid in shares.

c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.2649 2,478 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.15 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alice Delahunty 2 Reason for the notification a) Position/status President, UK Electricity Transmission b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2020/21 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.2649 962 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.15 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Doyle 2 Reason for the notification a) Position/status Chief People and Culture Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01

b) Nature of the transaction Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2020/21 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.2649 5,494 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.15 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (APP) American Depositary Shares (ADS) were purchased in the market, which relates to 33.33% of the APP for 2020/21 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) USD 65.73 2,017 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.15 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Interim Chief Strategy and External Affairs Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2020/21 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.2649 4,847 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.15 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Badar Khan 2 Reason for the notification a) Position/status President, National Grid US b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc

b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (APP) American Depositary Shares (ADS) were purchased in the market, which relates to 33.33% of the APP for 2020/21 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) USD 65.73 2,107 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.15 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Cordi O’Hara 2 Reason for the notification a) Position/status President, National Grid Ventures b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2020/21 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.2649 3,960 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.15 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive b) Initial notification /Amendment Initial notification

3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2020/21 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.2649 29,604 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.15 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status President, UK Networks

b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2020/21 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.2649 15,347 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.06.15 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Terence Sobolewski 2 Reason for the notification

a) Position/status Interim President, National Grid New England b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (APP) American Depositary Shares (ADS) were purchased in the market, which relates to 33.33% of the APP for 2020/21 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) USD 65.73 556 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.15 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name David Wright

2 Reason for the notification a) Position/status Group Chief Engineer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (APP) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2020/21 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.2649 2,029 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.15 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name Rudolph Wynter 2 Reason for the notification a) Position/status President, National Grid New York b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (APP) American Depositary Shares (ADS) were purchased in the market, which relates to 33.33% of the APP for 2020/21 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) USD 65.73 865 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.06.15 f) Place of the transaction Outside of a Trading Venue